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Lead Filer:	Sisters of St. Francis of Philadelphia

609 S. Convent Road

Aston, PA 19014

tmccaney@osfphila.org

Vote FOR Proposal #7 to Require an Independent Chair at
Pfizer, Inc. [NYSE: PFE)i Meeting Date: April 23, 2020

Dear Fellow Pfizer Shareholder:

We urge you to vote FOR Proposal #7 (the “Proposal”) asking the Pfizer (PFE) board to require an independent director as chair at the May 5, 2020 Annual Meeting. This proposal is not intended as a referendum on Dr. Albert Bourla’s leadership as CEO or fitness as a director, but solely on his continued service as chair. We believe a structure where the CEO runs the business and is accountable to a board led by an independent chair is in the best interests of the company’s shareholders for the following reasons:

•	Eliminates Structural Conflicts of Interest in Dual Role. The management of a complex global pharmaceutical company is a full-time job. It is unrealistic – and needlessly complicated -- to expect one person to perform well as CEO on top of his or her responsibilities for providing rigorous board oversight. An independent board chair eliminates the structural conflicts of interest caused by the CEO essentially being his or her own boss, and clarifies where the authority of the CEO ends and responsibility of the independent board members begins.

•	Significant Governance Concern Resulting from Board Failure to Oversee Material Risks. In light of rising material legal, regulatory, financial and reputational risks, controversies and legal challenges facing the company (as described in more detail below), we are concerned that the board is not providing sufficiently robust oversight of the company’s culture, risk management and internal controls. Adopting best governance practices, including an independent board chair, should help promote that necessary oversight.

We believe that independent board leadership is particularly important at companies in the pharmaceutical industry, including PFE. Given the business risks created by high drug prices and compliance problems, we believe that strong, independent board oversight would be useful as a check against insular corporate thinking. PFE, along with two other large U.S. pharmaceutical companies, announced on January 1, 2020 that it would again hike the price of vital medicines. PFE alone raised prices by more than 9% on over 40 pharmaceutical products for 2020, including price hikes of about 5.6% on about 27% of the drugs it sells in the United States. (MarketWatch, 2020)

This is not a proxy solicitation, to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted.

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These price hikes have generated substantial media attention, which raise concerns about reputational and financial harm to the company and its shareholders. In our opinion, repeated price increases are unsustainable, both as a business strategy and for the broader health care system.

In its statement in opposition to the Proposal, PFE justifies combining the roles of chair and CEO by touting the designation of a Lead Independent Director. PFE states, “The position of Lead Independent Director at Pfizer comes with a clear mandate, significant authority and well-defined responsibilities under a Board-approved charter.” The goal, apparently, is to emulate a Board with separate members filling the Chair and CEO roles. According to Pfizer’s Charter of the Lead Independent Director, the LID “Serves as liaison between the independent Directors and the Chairman and CEO”. However, this liaison function is only made necessary by combining the chair and CEO positions.

We believe an independent lead director is not an adequate substitute for an independent board chairman. According to the EY Center for Board Matters, a lead independent director “do[es] not command the same authority as a board chair.” In PWC’s 2019 survey of over 700 directors, 57% of directors who sit on a board with a combined chair/CEO say it is difficult to voice dissent. When the chairman and CEO are the same person, there is a greater risk that important questions will not get asked.

U.S. boards are increasingly recognizing the need to have an independent board chair. According to the 2019 U.S. Spencer Stuart Board Index, the number of S&P 500 companies with independent board chairs has more than doubled over the past decade, to now include one-third of the companies.ii Among the companies listed in the Biotechnology/Pharmaceutical sectors, seven of 18 have truly independent chairs, including such companies as Biogen Idec, Regeneron Pharmaceuticals, Perrigo Company and Nektar Therapeutics.iii

Vote FOR Proposal #7 to require an independent chair at Bristol-Myers Squibb.

An independent chairman is vital to ensure that tough questions of strategy, governance, compliance and risk are being adequately discussed and independently overseen at the board level. By voting “FOR” Proposal 7, you can send a message to the board of directors on the importance of independent board leadership.

For further information, please contact Tom McCaney at 610-558-7764/tmccaney@osfphila.org.

Sincerely,

Tom McCaney

Associate Director, Corporate Social Responsibility

Sisters of St. Francis of Philadelphia

On behalf of co-filers:

Nicole Lee

Lead ESG Analyst

This is not a proxy solicitation, to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted.

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Miller/Howard Investments

Donna Meyer

Director of Shareholder Advocacy

Dignity Health

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i Eli Lilly and Company (LLY), Bristol-Myers Squibb Company (BMY), AbbVie (ABBV), Pfizer Inc. (PFE), and Johnson & Johnson (JNJ)

Amgen Inc. (AMGN) and Gilead Sciences, Inc. (GILD)

ii See “2019 U.S. Spencer Stuart Board Index”, at 8-9 (https://www.spencerstuart.com/-/media/2019/ssbi-2019/us_board_index_2019.pdf).

iii Id., at 48-49.

This is not a proxy solicitation, to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted.